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Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

Cascades Reports Net Earnings of $55 million

        Kingsey Falls, Québec, January 29, 2004—Cascades Inc. ("Cascades") (Symbol: CAS-TSX) reports net earnings of $55 million ($0.66 per share) for the year ended December 31, 2003 compared to an amount of $169 million ($2.07 per share) for the year 2002.

Highlights

  •
  The rapid appreciation of the Canadian dollar continues to impact sales and earnings;

  •
  Results of Dopaco, a North-American leader in packaging for the quick service restaurant industry consolidated at 50% as of October 1, 2003; and

  •
  Cascades increased at the end of December 2003 its stake in Scierie P.H. Lemay Ltd. to 100%, further insuring its chip supply to its Jonquière mills.

	For the quarters ended December 31		For the year ended December 31
	2003	2002	2003	2002
Net sales	$782 M	$843 M	$3,227 M	$3,375 M
Operating income before depreciation	$49 M	$100 M	$250 M	$424 M
Net earnings	$6 M	$40 M	$55 M	$169 M
per share	$0.07	$0.49	$0.66	$2.07

        The loss related to unusual items amounts to $19 million net of income taxes ($0.23 per share) for the year ended December 31, 2003 compared to a gain of $17 million net of income taxes ($0.20 per share) for the year ended December 31, 2002. The unusual items for 2003 principally consist of the costs related to the prepayment of long-term debt. Net earnings for the year ended December 31, 2003 include a foreign exchange gain on U.S. denominated debts of $63 million net of income taxes ($0.77 per share).

        Net sales for the year ended December 31, 2003 amounted to $3,227 million compared to $3,375 million in 2002 or a 4.4% decrease. Operating income before depreciation amounted to $250 million for the year compared to $424 million in 2002 or a 41% decrease.

        Net earnings for the fourth quarter ended December 31, 2003 amounted to $6 million ($0.07 per share) compared to net earnings of $40 million ($0.49 per share) for the same period in 2002. The fourth quarter net earnings include a foreign exchange gain from U.S. denominated debts of $15 million net of income taxes ($0.18 per share).

        Net sales decreased by 7.2% during the fourth quarter of 2003, amounting to $782 million compared to $843 million for the same period last year. Operating income before depreciation amounted to $49 million for the period, compared to $100 million a year earlier, representing a 51% decrease.

        Commenting on the results, Mr. Alain Lemaire, President and Chief Executive Officer stated: "This last quarter was pretty much a reflection of the past year as market conditions remained difficult in the majority of our operating sectors. The rapid appreciation of the Canadian dollar has created a very challenging environment in which flexibility and adaptability will be key elements of success. As they have in the past, we believe our unique management approach and our decentralized structure will allow us to quickly live up to these challenges. We will continue to focus on cost control using to our advantage our product and market diversification."

Dividend on Common Shares

        The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on March 17, 2004 to shareholders of record at the close of business on March 3, 2004.

        Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 14,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 39 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades' common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

        Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission filings.

        The financial statements included in this press release also contains certain non gaap financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information—supplemental information on non-gaap measures" section, which is attached to the company's financial statements.

For further information:	Source:

Mr. Stéphane Mailhot Director, Corporate Communications Cascades (819) 363-5161 stephane mailhot@cascades.com	Mr. André Belzile Vice-President and Chief Financial Officer Cascades abelzile@cascades.com

Mr. Marc Jasmin, C.M.A. Director, Investor relations Cascades (514) 282-2681 marc jasmin@cascades.com

Consolidated Balance Sheets
(in millions of Canadian dollars)

	Note	As at December 31, 2003	As at December 31, 2002
		(unaudited)
Assets
Current assets
Cash and cash equivalents		27	38
Accounts receivable		494	500
Inventories		501	478

		1,022	1,016
Property, plant and equipment		1,636	1,604
Other assets	5	186	260
Goodwill		83	79

		2,927	2,959

Liabilities and shareholders' equity
Current liabilities
Bank loans and advances		43	100
Accounts payable and accrued liabilities		453	483
Current portion of long-term debt	6	18	47

		514	630
Long-term debt	6	1,092	1,048
Other liabilities	7	265	216
Shareholders' equity
Capital stock	11	264	268
Retained earnings		778	749
Cumulative translation adjustments		14	48

		1,056	1,065

		2,927	2,959

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts)
(unaudited)

		For the 3-month periods ended December 31,		For the years ended December 31,
	Note	2003	2002	2003	2002
Sales		837	895	3,449	3,591
Cost of delivery		55	52	222	216

Net sales		782	843	3,227	3,375

Cost of sales and expenses
Cost of sales	10	649	656	2,621	2,592
Selling and administrative expenses		84	87	356	359
Depreciation and Amortization		39	35	145	139

		772	778	3,122	3,090

Operating income		10	65	105	285
Interest expense		19	18	83	72
Foreign exchange gain on long-term debt		(17)	—	(72)	—
Unusual losses	2	1	—	22	4

		7	47	72	209
Provision for income taxes		(1)	7	14	61
Share of results of significantly influenced companies	3	2	—	3	(22)
Share of results attributed to non-controlling interests		—	—	—	1

Net earnings for the period		6	40	55	169

Basic net earnings per common share		$0.07	$0.49	$0.66	$2.07

Diluted net earnings per common share		$0.07	$0.49	$0.66	$2.05

Weighted average number of common shares outstanding		81,684,948	81,794,063	81,720,379	81,482,507

Consolidated Statement of Retained Earnings
(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods ended December 31,		For the years ended December 31,
	Note	2003	2002	2003	2002
Balance—beginning of period		775	712	749	615
Change in accounting policies		—	—	—	(21)

As restated		775	712	749	594
Net earnings for the period		6	40	55	169
Dividends		(3)	(3)	(14)	(11)
Excess of the common shares redemption price on their paid-up capital		—	—	(2)	(3)
Excess of the preferred shares of a subsidiary redemption price on their recorded capital	11	—	—	(10)	—

Balance—end of period		778	749	778	749

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

		For the 3-month periods ended December 31,		For the years ended December 31,
		2003	2002	2003	2002
OPERATING ACTIVITIES
Net earnings for the period		6	40	55	169
Items not affecting cash
Depreciation and Amortization		39	35	145	139
Foreign exchange gain on long-term debt		(17)	—	(72)	—
Unusual losses		1	—	22	4
Future income taxes		4	—	(1)	13
Share of results of significantly influenced companies		2	—	3	(22)
Share of results attributed to non-controlling interests		—	—	—	1
Other		4	2	14	9

		39	77	166	313
Change in non-cash working capital components		57	40	(26)	12

		96	117	140	325

INVESTING ACTIVITIES
Purchase of property, plant and equipment		(44)	(51)	(122)	(129)
Other assets		(8)	(3)	(13)	(21)
Business acquisitions, net of cash acquired	4	(20)	(4)	(31)	(131)
Business disposals, net of cash disposed		—	—	—	4

		(72)	(58)	(166)	(277)

FINANCING ACTIVITIES
Bank loans and advances		8	(17)	(60)	—
Issuance of senior notes, net of related expenses	6	—	—	974	—
Change in revolving credit facilities, net of related expenses		20	—	155	—
Increase in other long-term debt		6	(15)	52	89
Payments of other long-term debt		(62)	(35)	(1,054)	(115)
Premium paid on the redemption of long-term debt		(1)	—	(16)	—
Non-controlling interests		—	—	—	(7)
Net proceeds from issuance of shares		—	1	1	3
Redemption of common shares and preferred shares of a subsidiary		—	—	(20)	(3)
Dividends		(3)	(3)	(14)	(11)

		(32)	(69)	18	(44)

Change in cash and cash equivalents during the period		(8)	(10)	(8)	4
Translation adjustments on cash and cash equivalents		3	1	(3)	3
Cash and cash equivalents — Beginning of period		32	47	38	31

Cash and cash equivalents — End of period		27	38	27	38

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements
(unaudited)
(tabular amounts in millions of Canadian dollars)

NOTE 1—ACCOUNTING POLICIES

        These unaudited interim consolidated financial statements and the notes thereto should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following:

Guarantees

        On January 1, 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disclosure of guarantees. Under this new guideline, entities are required to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, maximum potential future payments under the guarantee, the carrying amount of the related liability and information about recourse or collateral.

        The Company has guaranteed the payment of approximately $4 million under operating leases held by third parties. The Company also guaranteed residual values at expiration of lease contracts of certain equipment for an approximate amount of $3 million. Management of the Company does not believe that they are likely to be called upon and, as such, no liability has been recognized in the consolidated financial statements.

Long-lived assets and discontinued operations

        In 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disposal of long-lived assets and discontinued operations, which applies to disposal activities initiated on or after May 1, 2003. This new section sets standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also sets standards for the presentation and disclosure of discontinued operations. The adoption of this standard did not impact the interim consolidated financial statements.

NOTE 2—UNUSUAL LOSSES

        The Company realized a loss of $12 million in 2003, resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to an $8 million premium paid to redeem the 8.375% senior notes of a subsidiary and the write-off of related financing costs for an amount of $3 million. The Company also realized a loss of $1 million following the payment of a penalty on the early redemption of a subsidiary fixed rate long-term debt.

        A joint venture of the Company realized a loss of $20 million in 2003 resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to a $14 million premium paid to redeem its CAN$100 million and US$150 million senior notes, in addition to the write-off of related financing costs for an amount of $6 million. The Company's 50% share of the loss amounted to $10 million.

NOTE 3—SHARE OF RESULTS OF SIGNIFICANTLY INFLUENCED COMPANIES

        A significantly influenced company, Boralex Inc., adjusted the gain realized in 2002 on the disposition of seven power stations to an income fund. The Company thus recorded in 2003 its share of that adjustment representing a loss of $3 million net of related future income taxes. This significantly influenced company also incurred unusual losses and the Company's share amounted to $1 million.

Notes to Interim Consolidated Financial Statements
(unaudited)
(tabular amounts in millions of Canadian dollars)

NOTE 4—BUSINESS ACQUISITIONS

        On March 6, 2003, the Company acquired 50% of the assets of La Compagnie Greenfield S.A. for $0.6 million (euro 0.3 million). On April 14, 2003, a joint venture of the Company acquired a corrugated products converting plant in its packaging products group, located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is $32 million (US$22 million) and is comprised of $20 million (US$14 million) in cash and all the operating assets of its Dallas/ Fort Worth, Texas plant valued at $12 million (US$8 million). The Company's 50% share in the cash portion of the purchase price amounted to $10 million (US$7 million).

        On October 1, 2003, the Company increased its investment from 40% to 50% in Dopaco, Inc., a U.S. producer of packaging products for the quick service restaurant industry, for a consideration of $17 million (US$12.4 million).

        On December 22, 2003, the Company completed the acquisition of all shares in the Scierie P.H. Lemay Ltd., a Canadian sawing and planning plant for a consideration of $3 million. Prior to this transaction, the Company had a 50% holding in this plant.

        These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in goodwill of $6 million which $4 million is deductible for tax purposes.

Acquired companies	Greenfield	Schenectady	Dopaco	Scierie Lemay	Total
Business segment	Packaging products	Packaging products	Packaging products	Packaging products
Accounts receivable	—	2	19	4	25
Inventories	2	2	27	9	40
Property, plant and equipment	—	11	107	16	134
Other assets	—	—	10	5	15
Goodwill	—	2	4	—	6

	2	17	167	34	220
Bank loans and advances	—	—	—	(5)	(5)
Accounts payable and accrued liabilities	(1)	(1)	(22)	(6)	(30)
Long-term debt	—	—	(14)	(10)	(24)
Other liabilities	—	—	(32)	(3)	(35)

	1	16	99	10	126
Less: Fair market value of assets exchanged	—	(6)	—	—	(6)

Less: Investments realized in prior years	—	—	(82)	(7)	(89)

Total consideration	1	10	17	3	31

NOTE 5—OTHER ASSETS

	December 31, 2003	December 31, 2002
Investments in significantly influenced companies	85	176
Other investments	9	8
Deferred charges	36	21
Employee future benefits	50	52
Other definite-life intangible assets	6	3

	186	260

Notes to Interim Consolidated Financial Statements
(unaudited)
(tabular amounts in millions of Canadian dollars)

NOTE 6—LONG-TERM DEBT

        On February 5, 2003, the Company completed a series of transactions to refinance substantially all of its existing credit facilities, except those of its joint ventures. We secured a new four-year revolving credit facility of CAN$500 million. Our obligations under this new revolving credit facility are secured by all the inventory and receivables of Cascades and its North American subsidiaries and by the property, plant and equipment of three of its mills. In addition, we issued new senior unsecured notes for an aggregate amount of US$450 million. These notes bear a 7.25% coupon and will mature in 2013. The aggregate proceeds of these two transactions, combined with our available cash on hand, were used to repay the existing credit facilities for an amount of approximately $695 million at the time of refinancing. On March 12, 2003 the Company also redeemed the US$125 million 8.375% senior notes due in 2007 issued by our subsidiary, Cascades Boxboard Group Inc.

        On May 28, 2003, a joint venture of the Company, Norampac Inc., completed a series of transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Their obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac Inc. and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new senior unsecured notes for an aggregate amount of US$250 million. These notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67 million at the time of the refinancing and were used to redeem both of its US$150 million 9.50% and CAN$100 million 9.375% senior notes due in 2008.

        On June 27, 2003, the Company purchased 611,336 class A preferred shares of a subsidiary for a consideration of $16 million. On November 30 and December 15, 2003, the Company purchased the remaining 1,400,001 class A preferred shares of a subsidiary for a consideration of $35 million.

        On July 8, 2003, the Company completed a private placement of US$100 million of 7.25% senior unsecured notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February, as described above. The issuance of these senior notes was completed at a price of 104.50% or an effective interest rate of 6.61%. The proceeds of this financing was used to reduce indebtedness under the revolving credit facility of the Company.

	December 31, 2003	December 31, 2002
Unsecured senior notes	711	197
Revolving credit facility	168	438
Other debt from subsidiaries	36	253
Other debt from joint ventures	195	207

	1,110	1,095
Current portion	18	47

	1,092	1,048

NOTE 7—OTHER LIABILITIES

	December 31, 2003	December 31, 2002
Employee future benefits	80	72
Future income taxes	182	142
Non-controlling interests	3	2

	265	216

Notes to Interim Consolidated Financial Statements
(unaudited)
(tabular amounts in millions of Canadian dollars)

NOTE 8—STOCK OPTION PLAN

        During the year ended December 31, 2003, the Company issued 321,596 stock options having a weighted average fair value of $4.36 per option. In 2003, approximately $1 million has been recognized as expenses under the stock option plan.

NOTE 9—INTERESTS IN JOINT VENTURE

        The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended December 31,		For the years ended December 31,
	2003	2002	2003	2002
Consolidated balance sheets
Current assets			237	191
Long-term assets			572	465
Current liabilities			121	123
Long-term debt, net of current portion			188	182
Consolidated statements of earnings
Sales	216	175	756	712
Depreciation and Amortization	11	7	34	29
Operating income	13	23	61	88
Interest expense	3	5	17	19
Net earnings	4	12	25	46
Consolidated statements of cash flows
Operating activities	31	42	42	63
Investing activities	(12)	(15)	(44)	(58)
Financing activities	(15)	(28)	2	3
Additional information
Cash and cash equivalents			12	13
Total assets			809	656
Total debt(1)			211	218
Dividends received by the Company from joint ventures			16	17

(1)
Includes bank loans and advances, current portion of long-term debt and long-term debt.

Notes to Interim Consolidated Financial Statements
(unaudited)
(tabular amounts in millions of Canadian dollars)

NOTE 10 — SUPPLEMENTAL DISCLOSURE

	For the 3-month periods ended December 31,		For the years ended December 31,
	2003	2002	2003	2002
(a) Cost of sales
Gain (loss) on foreign exchange	(1)	2	(9)	3
(b) Statement of cash flow
Interest paid	10	18	73	78
Income taxes paid	5	12	37	62
Business acquisition in exchange of non monetary consideration	—	—	6	6
Settlement of dissenting subsidiaries shareholders by issuance of common shares	—	—	—	5

NOTE 11—CAPITAL STOCK

        As at December 31, 2003, the capital stock issued and outstanding consisted of 81,731,387 common shares (81,826,272 as at December 31, 2002). As at January 29, 2004, 81,733,603 common shares were issued and outstanding. As at December 31, 2003, 1,494,942 stock options were issued and outstanding.

        On June 3, 2003, the Company purchased 4,300,000 class B preferred shares of a subsidiary for a consideration of $16 million. The excess of the redemption price of $10 million over the recorded capital was included in retained earnings.

NOTE 12—CONTINGENCY

        In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors would have colluded to unduly reduce market competition between paper merchants in Canada. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in an early stage, the Company's management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. However, based on the information currently available, the Company's management does not believe that this matter will have a material adverse effect on the Company's business, results of operations or financial condition.

Selected Segmented Information
(unaudited)
(in millions of Canadian dollars)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2003	2002	2003	2002
Net sales
Packaging products
Boxboard
Manufacturing	148	170	668	702
Converting	107	64	284	258
Eliminations and others	(5)	4	2	(2)

	250	238	954	958
Containerboard(1)
Manufacturing	69	88	312	346
Converting	106	113	457	468
Eliminations and others	(40)	(52)	(191)	(206)

	135	149	578	608
Specialty products	108	117	458	455
Eliminations	(8)	(14)	(38)	(40)

	485	490	1,952	1,981
Tissue paper
Manufacturing	135	158	584	600
Distribution	21	27	83	106
Eliminations	(5)	(9)	(23)	(24)

	151	176	644	682
Fine papers
Manufacturing	80	107	357	416
Distribution	98	107	409	419
Eliminations	(16)	(18)	(63)	(65)

	162	196	703	770
Eliminations	(16)	(19)	(72)	(58)

Consolidated total	782	843	3,227	3,375

(1)
The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information
(unaudited)
(in millions of Canadian dollars)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2003	2002	2003	2002
Operating Income before Depreciation and Amortization
Packaging products
Boxboard
Manufacturing	4	15	37	79
Converting	8	2	15	7
Others	(2)	2	3	2

	10	19	55	88
Containerboard(1)
Manufacturing	2	13	18	47
Converting	12	11	52	50
Others	2	3	11	9

	16	27	81	106
Specialty products	8	13	38	54

	34	59	174	248
Tissue paper
Manufacturing	18	32	72	128
Distribution	—	1	1	8

	18	33	73	136
Fine papers
Manufacturing	(5)	6	(5)	27
Distribution	2	1	11	10

	(3)	7	6	37
Corporate activities	—	1	(3)	3

Operating Income before Depreciation and Amortization	49	100	250	424

Depreciation and Amortization
Boxboard	(15)	(12)	(49)	(49)
Containerboard(1)	(9)	(10)	(37)	(37)
Specialty products	(6)	(5)	(21)	(19)
Tissue paper	(8)	(9)	(36)	(32)
Fine papers	(3)	(3)	(11)	(11)
Corporate activities and elimination	2	4	9	9

	(39)	(35)	(145)	(139)

Operating Income	10	65	105	285

(1)
The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information
(unaudited)
(in millions of Canadian dollars)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2003	2002	2003	2002
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	9	7	19	18
Converting	8	2	10	7
Others	—	2	5	3

	17	11	34	28
Containerboard(1)
Manufacturing	4	9	14	18
Converting	4	6	13	10
Others	1	—	2	—

	9	15	29	28
Specialty products	5	6	19	20

	31	32	82	76
Tissue paper
Manufacturing	5	10	25	31
Distribution	—	—	—	—

	5	10	25	31
Fine papers
Manufacturing	3	5	7	16
Distribution and others	2	1	3	1

	5	6	10	17
Corporate activities	3	3	5	5

Consolidated total	44	51	122	129

(1)
The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information
(unaudited)
(in millions of Canadian dollars, except shipments and share information)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2003	2002	2003	2002
Common shares — Toronto Stock Exchange
High	$13.50	$17.14	$16.87	$18.25
Low	$11.15	$14.30	$11.15	$10.30
Volume	6,667,000	10,337,000	25,921,000	41,327,000

Shipments (in thousands)
Packaging products
Boxboard (S.T.)
Manufacturing	204	203	856	886
Containerboard(1)
Manufacturing (S.T.)	175	179	721	724
Converting (square feet)	1,653	1,541	6,699	6,378
Tissue paper (S.T.)	89	89	368	338
Fine papers (S.T.)
Uncoated papers	33	36	140	152
Coated papers	32	44	139	161

(1)
The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

        Operating Income before Depreciation and Amortization is not a measure of performance under Canadian GAAP. We include Operating Income before Depreciation and Amortization because it is the measure used by our management to assess the operating and financial performance of our operating segments. In addition, we believe that Operating Income before Depreciation and Amortization provides an additional measure often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, Operating Income before Depreciation and Amortization does not represent, and should not be used as a substitute for operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP and Operating Income before Depreciation and Amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of Operating Income before Depreciation and Amortization may differ from that of other companies.

        Net earnings, which is a performance measure define by Canadian GAAP is reconciled below to Operating Income before Depreciation and Amortization:

Net earnings	6	40	55	169
Share of results attributed to non-controlling interests	—	—	—	1
Share of results of significantly influenced companies	2	—	3	(22)
Provision for income taxes	(1)	7	14	61
Unusual losses	1	—	22	4
Foreign exchange loss (gain) on long-term debt	(17)	—	(72)	—
Interest expense	19	18	83	72

Operating Income	10	65	105	285
Depreciation and Amortization	39	35	145	139

Operating Income before Depreciation and Amortization	49	100	250	424

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Cascades Reports Net Earnings of $55 million